Exhibit 99.1

The following are excerpts from the transcript of the “question and answer” portion of the Bausch Health Second-Quarter 2025 Earnings Presentation, held on Wednesday, July 30, 2025 from 5:00pm to 5:44 pm ET.

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Douglas Miehm, Analyst, RBC Dominion Securities, Inc. – Question:

Well, yeah, I did want to just ask on DURECT. Is there any additional information you can provide on that? It looks like an interesting acquisition, given that you may be the only approved product if the results work out and you get approval, of course. Is there anything you want to add to the opportunity there?

Thomas J. Appio, Chief Executive Officer, Bausch Health Companies Inc. – Response:

Yeah. So as you said, it’s a very interesting opportunity. We’re very pleased, as you know, with our announcement. We tend to – we intend to commence a tender offer shortly. So I’m limited as to what I can say. But assuming we successfully close the acquisition, I’m really looking forward to providing further detail on the thinking and the underlying science behind this acquisition. As we’ve talked about already on the call in terms of XIFAXAN and hepatology and OHE and the opportunities to address this patient population, we are a hepatology company, we have really strong expertise in this area from the R&D side and also from the commercial side. So I’m really looking forward to providing more on the science after the deal closes

Michael Nedelcovych, Analyst, TD Cowen – Question:

Hi. Thank you for the questions. I have two. My first is on the DURECT asset. It looks like larsucosterol missed its primary survival endpoint in Phase 2b though there was a positive trend. So what gives you the confidence that data will improve rather than worsen in a larger Phase 3 trial? And on a related note, the press release suggests that only one Phase 3 trial will be required. Am I understanding that correctly?

And then my second question relates to the rifaximin SSD. Although not approved for primary prevention, there are some studies that suggest XIFAXAN could be effective in that setting, and so far it’s not totally clear that rifaximin SSD offers any differentiation. So, it would seem the risk of off label generic rifaximin used for primary prevention might be relatively high. So my question, given this possibility, is whether you’ve considered running a head-to-head trial between the two formulations. Thank you.

Thomas J. Appio, Chief Executive Officer, Bausch Health Companies Inc. – Response:

Yeah, Mike, thanks for the question. On the DURECT, there’s – as I said in the previous question, I’m limited to what I can speak about at this time. Yes, you are correct in terms of the trial that they ran, but it was a very slight miss on the primary endpoint.

As I said previously, our R&D team has – we are an expert in hepatology and we believe that this is a very interesting asset for us. So I’m looking forward in the future to providing the science behind it. And, yes, I had confidence in running one three-phase trial at the present time.